

January 3, 2014

Via E-mail
Mr. Robert M Copley Jr.
Chief Executive Officer
Twentyfour/seven Ventures, Inc.
132 West 11th Avenue
Denver, CO 80204

Re: Twentyfour/seven Ventures, Inc.
Item 4.01 Form 8-K
Filed January 2, 2014
File No. 333-186068

Dear Mr. Copley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed January 2, 2014

Item 4.01 Change in Registrant's Certifying Accountant

1.   Please amend and revise your disclosures in paragraph 1 b. to cover the years ended December 31, 2012 and December 31, 2011 and in paragraphs 1 d. and 1 f. to cover the years ended December 31, 2012 and December 31, 2011 and the interim period through December 30, 2013 as required by Item 304 of Regulation S-K.

2.   In paragraph 2 a. you state that you engaged Cutler & Co., LLC on May 2, 2013, which is not consistent with your disclosures in paragraph 1 a. Please revise or explain this inconsistency to us.

3.   Obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3564 if you have questions

                                        Sincerely,

                                        /s/ Melissa Kindelan

                                        Melissa Kindelan
                                        Staff Accountant